Exhibit 8.1

List of Significant Operational Subsidiaries

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Blickfeld GmbH	Germany	100% Senstar GMBH
Blickfeld North America Inc.	United States	100% Blickfeld GMBH